U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                              Togs for Tykes, Inc.
                              --------------------
                 (Name of Small Business Issuer in its charter)


Nevada                                                              91-1868007
------                                                              ----------
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)


1030 Wooster, Suite 4, Los Angeles, California                           90035
------------------------------------------------------------------------------
(Address of principal executive offices)                            (Zip Code)


                    Issuer's telephone number: (714) 273.6124


Securities to be registered under Section 12(b) of the Act:


         Title of Each Class                  Name of Each Exchange on which
         to be so Registered:                 Each Class is to be Registered:
         --------------------                 -------------------------------

                 None                                      None
                 ----                                      ----

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001                  Preferred Stock, Par Value $.001
-----------------------------                  --------------------------------
(Title of Class)                                    (Title of Class)



                                   Copies to:

                                 Deron M. Colby
                               MC Law Group, Inc.
                          4100 Newport Place, Suite 830
                         Newport Beach, California 92660
                                  949.250.8655
                             Facsimile: 949.250.8656

                                  Page 1 of 21
                      Exhibit Index is specified on Page 20

                              Togs for Tykes, Inc.,
                              a Nevada corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                 Page
-----------------------                                                 ----

1.       Description of Business                                         3

2.       Management's Discussion and Analysis of
         Financial Condition and Results of Operations                   8

3.       Description of Property                                         13

4.       Security Ownership of Certain Beneficial
         Owners and Management                                           13

5.       Directors, Executive Officers, Promoters and
         Control Persons                                                 13

6.       Executive Compensation                                          14

7.       Certain Relationships and Related Transactions                  15

8.       Description of Securities                                       16

PART II

1.       Market Price of and Dividends on the Registrant's
         Common Equity and Related Stockholder Matters                   16

2.       Legal Proceedings                                               17

3.       Changes in and Disagreements with Accountants                   17

4.       Recent Sales of Unregistered Securities                         18

5.       Indemnification of Directors and Officers                       18

PART F/S

Financial Statements                                            F-1 through F-9

PART III

1(a).    Index to Exhibits                                               20

1(b).    Exhibits                                              E-1 through E-28

         Signatures                                                      21

Item 1. Description of Business.
--------------------------------

Our Background. We were incorporated in Nevada on September 26, 1997, as Aztec Ventures, Inc. Our original business was the sale of pay phone services. In June 2001, our management and business changed. On September 5, 2001, we amended our Articles of Incorporation to change our name to Togs for Tykes, Inc. We changed our name to Togs for Tykes, Inc., due to our new management's desire to shift our business focus to designing and marketing children's apparel.

Our Business. We intend to design, source and market apparel primarily for children from infants to five years old. Our initial focus will be sales over the Internet. Our president, Becky Bauer, has experience in the fashion industry. She will provide most of the design services to us. We hope to become an online marketer of branded products for toddlers through our proposed website. Our target market will be parents who look for quality, durability, and fashion innovation. We believe that in order to be successful in the children's wear business, we must continue to develop and improve quality, durability, and style. We believe these are the factors that have permitted certain retailers of children's apparel to gain market share in the branded children's wear industry. We propose to incorporate these themes into the design, sourcing and marketing of our proposed product line. We also believe that the name of our brand "Togs for Tykes" is unique and we have the potential to expand our brand recognition.

Planned Products. Initially, we plan to offer basic toddler clothing. Our initial product offerings will be simple and basic as we believe such products will be less expensive to design and manufacture. We anticipate that our prices will range from $5.00 to $40.00, depending on the item of clothing. We plan on conferring with industry experts to determine the most efficient and safest design. Those industry experts will include pediatricians, physicians and child care experts. We have not yet contacted such experts nor have we formulated the structure of relationships with such experts.

We hope to someday expand our toddler product offerings to include toddler footwear and other accessories, such as hats, sun glasses and toys. Additionally, our plans for future expansion include pursuing niche opportunities in the children's apparel industry, such as expanding our market to apparel for children older than 5 years. Our initial focus will be on clothing for children from infants to five years old, however. We do not plan to expand our product offerings until and unless we earn sufficient revenue to justify such an expansion. In order to expand our product offerings, we believe that we will need to generate revenues of approximately $50,000.

Our Website www.togsfortykes.com. Our current website displays our corporate logo and contact information and provides a general description of the products that we intend to sell. We plan on further developing our website to be used to market and sell our proposed products. We anticipate that our website will have the following features:

         o Shopping by age. We anticipate that our website will feature a section which allows the consumer to shop according to the age of the consumer's child. We believe that children's apparel is age-sensitive. Different outfits or combinations of outfits may not be appropriate or functional for certain age children. Therefore, we plan to structure our website to allow the consumer to access clothing according to age. The clothing for infants will consist primarily of pajamas, sleepers, body suits, bibs and blankets. The clothing for toddlers will be more diversified with pants, shirts, jackets, socks, shorts and sweaters.

         o Shopping by season. We plan to offer seasonal and holiday clothing. We plan to design clothing that fits the season. For instance, we plan to design clothing which will incorporate holiday themes such as Christmas, Easter and Halloween.

         o Gift Certificates. We plan to offer our customers an opportunity to purchase a virtual gift certificate. The customer will be able to purchase the gift certificate in any denomination. As soon as the certificate is purchased, we will send a confirming email to the purchaser or the recipient confirming the gift certificate. In order to use the certificate, the recipient will need to log onto our website in order to use the certificate.

         o Registering for birthdays and baby showers. We plan to design our website to allow for parents to register for baby showers and birthdays. The parent will log onto the website and scroll through our product offerings. Our website will eventually be designed to allow the parent to put the items in a virtual dressing room. The items will stay in the virtual dressing room until they are either purchased, the product is discontinued or sufficient time has passed.

         o Fashion tips. Our president, Becky Bauer, has several years of experience in the fashion industry. We plan on reserving a section of our website for "Tog Talk" where our president will provide periodic fashion "tips" for parents. Such tips will include tips on latest innovations in fashion, trends and other industry news.

Suppliers and Manufacturers. We plan on designing our proposed products in-house. We do not plan on manufacturing our proposed products. We do plan on using our president's connections in the fashion industry to develop relationships with suppliers and manufacturers. We have not engaged in any discussions with potential suppliers or manufacturers as we are still in the design phase of our business. We plan on initiating discussions with potential suppliers and manufacturers only after we have completed the design phase of our business plan. We plan on entering into contracts with suppliers and manufacturers on an as-needed basis. The manufacturers will manufacture our brand label according to our specifications. If we are not able to arrange for manufacturing services from our president's contacts, we plan to use the services of companies which assist start-up enterprises in arranging for manufacturing of products. We have not yet contacted any such companies to arrange for manufacturing. We will attempt to use our president's connections first.

We anticipate that we will contract with suppliers and manufacturers to produce our proposed products. The principal raw materials which will be used in the production and sale of our products are plastic, paperboard and cloth. We anticipate that raw materials will be purchased by the manufacturers who agree to manufacture or products. We may need to rely heavily on suppliers in foreign jurisdictions. As such, we may be required to order products further in advance than would generally be the case if such products were produced in the United States. As a result, we may be forced to carry significant amounts of inventory to meet rapid delivery requirements of customers and to assure us of a continuous allotment of goods from suppliers.

Distribution. To date, we have not yet started selling our apparel. We plan to store our initial inventory in a storage facility provided by our Brook Messick, our corporate secretary and a member of our Board of Directors. If we are able to generate sales sufficient to justify leasing a storage facility, we will likely lease such facility in Los Angeles, California. We anticipate the cost of such a facility will be approximately $400 a month. We will not lease a storage facility until and unless our sales justify. Therefore, we will use revenues to finance the leasing of a storage facility, when appropriate.

Until and unless volume of our sales demand otherwise, we plan to ship our products via FEDEX. If our sales require us to arrange for alternative delivery sources, we will likely subcontract with delivery companies specializing in the efficient and timely delivery of products. We have not negotiated any agreements with any such delivery service.

Our Target Markets and Marketing Strategy. Our line of children's apparel will be targeted toward the middle income to upper middle income children's wear market for infants to children age five. We plan on using innovative designs, quality fabrics, and classic styling. We will attempt to develop our brand name so that consumers associate our products with classic design and high quality. We are in the process of developing the trade name "Togs for Tykes" and we filed a state trademark application for "Togs for Tykes" with the California trademark office in March 2002. If we are granted the California trademark, we will file an application for a federal trademark. If we are able to generate sufficient interest in our products in foreign markets, we plan on applying for international trademarks. We do not yet have an indication of which foreign markets our planned apparel may be popular. Our apparel will be branded with the "Togs for Tykes" logo.

We anticipate that our website will initially be developed as our corporate presence and will be used for the marketing and sales of our products. The website will consist of our current product lines. Our products will be geared specifically towards infants and toddlers. Our designs will be practical while focusing on the needs which parents and children alike. Although we plan to design stylish, easy to wear and functional clothing, we expect to be able to accommodate the special needs of parents and infant to toddler-aged children by avoiding clothing designs which could be bothersome or difficult to maneuver during diaper changes. Accordingly, our designs de-emphasize the use of tights, buttons around the legs, buttons or snaps located in the back of an outfit and clothes that do not open entirely down the leg or that open only down one leg. We plan on using snaps on the front of the clothes and zippers as we believe those are the most functional designs.

Growth Strategy. Our growth strategy will focus on maximizing the lifetime value of our brand. If we are able to generate sufficient interest and sales through our website, we plan on expanding our operations to retail and wholesale outlets. In order to expand to retail and wholesale outlets, we believe we will need to generate sales of approximately $25,000. We hope to be able to establish strategic relationships with leading wholesale and retail distributors, product manufacturers and suppliers. For example, those relationships could include exclusive marketing arrangements or private label manufacturing agreements. Our goal is to become a popular for our style, quality, and customer satisfaction in infant and toddler's wear. In order to implement our growth strategy we believe we must:

    o complete construction of our website and continuously upgrade our products and services;
    o generate high levels of interest and awareness of the Togs for Tykes brand;
    o    design quality clothing which is attractive while functional;
    o    encourage consumers to visit our proposed website;
    o    encourage repeat customers by rewarding customer loyalty;
    o study repeat purchasing patterns so that we can foster long-term relationships with customers; and
    o enhance and form key relationships with suppliers, manufacturers and, when we are prepared to expand, with retailers and wholesalers.

As our sales increase, we plan to use the revenues that we generate in corporate and business infrastructure, which includes the establishment of a corporate storage unit and formal office facility. We plan to commit funds towards fostering strong brand name recognition by targeting certain markets for development and expansion. Specifically, we plan to initially market our apparel to large, high volume stores such as Costco, Pic-n-Save and Sav-on's. We have not yet negotiated with any such retail or wholesale stores and do not plan to do so until we establish interest in our brand primarily through our website. As discussed above, we plan to focus our initial sales efforts over the Internet. If we are able to generate revenues of approximately $50,000 and increase our brand name recognition, we plan to expand our sales efforts to retail outlets such as department stores, wholesale distributors, convenience stores, mail order catalogs and catalog stores.

Seasonality. We anticipate that our business will vary with general seasonal trends that are characteristic of the apparel and retail industries. Typically, products are designed and marketed primarily for three principal selling seasons:

-------------------------- ----------------------------- ---------------------
Retail Sales Season        Primary Booking Period        Shipping Period
-------------------------- ----------------------------- ---------------------
Spring/Summer              August-September              January-May
-------------------------- ----------------------------- ---------------------
Fall/Back-to-School        January-February              June-August
-------------------------- ----------------------------- ---------------------
Winter/Holiday             April-May                     September-December
-------------------------- ----------------------------- ---------------------

We do not believe our sales will be substantially affected by seasonal variations because our target market will be from infants to age five. Children do not typically attend school until after the age of five. However, we do anticipate that we will generally experience lower net revenues and net income, or higher net losses, in the first half of each fiscal year, as compared to the second half of our fiscal year as a result of general seasonal trends. Specifically, we believe that the prime sales periods, where we will generally experience higher revenues and higher income will be during November and December because of the Christmas season; during August and September because of back to school purchasing; and during May and June because of summer spending. We believe that sales will drop during the months of January, February, March and April. On a quarterly basis, our operations may vary with production and shipping schedules, the introduction of new products, and variation in the timing of certain holidays from year to year. We expect to experience lower net revenues and operating income in the second quarter than in other quarters due to lower demand among retail customers typical of the apparel industry, and certain expenses that are constant throughout the year being relatively higher as a percentage of net revenues. As we continue to evolve our business and as we expand our operations and infrastructure, our operating performance may not reflect the typical seasonality of the apparel industry. Specifically, we believe that if we can expand our operations and increase the awareness of our products, purchasers will be more likely to purchase our products even during traditionally slow purchasing periods like the first quarter of the fiscal year. We believe that if a product or brand has wide appeal, purchasers will purchase the product year round and not just for special occasions.

Government Regulation of Online Commerce. Online commerce is new and rapidly changing, and federal and state regulations relating to the Internet and online commerce are relatively new and evolving. Due to the increasing popularity of the Internet, it is possible that laws and regulations will be enacted to address issues such as user privacy, pricing, content, copyrights, distribution, antitrust matters and the quality of products and services. The adoption of these laws or regulations could reduce the rate of growth of the Internet, which could potentially decrease the usage of our proposed website and could otherwise harm our business. In addition, the applicability to the Internet on existing laws governing issues such as [material omitted] copyrights and other intellectual property issues is uncertain. Specifically, we have applied for a California state trademark for the name "Togs for Tykes". However, we have already used the name on our website and the affect of such use is uncertain. We cannot be sure what affect such use will have on any future trademark applications domestically or abroad. The uncertainty of the Internet and how it affects intellectual property rights could adversely affect our ability to protect the intellectual property rights we may acquire in the future. Most of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues of the Internet.

New laws applicable to the Internet may impose substantial burdens on companies conducting online commerce. In addition, the growth and development of online commerce may prompt calls for more stringent consumer protection laws in the United States and abroad. Specifically, the way we advertise our proposed products will likely be affected by more stringent laws in that we will be prevented from making certain representations about our products. The cost of complying with such laws could increase our cost of doing business, drive up prices and harm our ability to earn revenues. Moreover, stricter laws regarding the manufacturing and quality of clothing will likely increase the cost of doing business as we will need to adjust to such laws. For example, if we begin selling our proposed products in jurisdictions which require higher quality stitching or increased quality control, we will be forced to expend additional funds to meet such standards. The additional cost will harm our ability to earn revenues.

Taxing authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes. The adoption of any of these laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our products and services, increase costs and otherwise have a material adverse effect on our ability to earn revenues. To date, we have not spent significant resources on lobbying or related government affairs issues, but we may need to do so in the future.

Several telecommunications carriers have asked the FCC to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet and online service providers and to impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. In this event, our margins could be negatively impacted.

Other Government Regulation. Any import operations we engage in will also subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. Those agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. Those agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. Our imported products may also be subject to United States customs' duties. In addition, each of the countries in which our products are sold may have laws and regulations regarding import restrictions, quotas, and duties. The United States and other countries in which our products are manufactured or sold may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adversely adjust present prevailing rates, which could adversely affect our operations.

Specifically, if we begin to sell our products into foreign jurisdictions and that particular has import quotas, our ability to export products into that jurisdiction will be harmed which will reduce our ability to earn revenues in that particular jurisdiction. Conversely, if that particular jurisdiction significantly increases quotas and reduces barriers to entry into that jurisdiction, prices may decline and our net income will be harmed. Increased duties and tariffs will increase our cost of doing business and, as a result, our ability to earn revenues will be harmed. We will likely outsource the manufacturing of our products. If we arrange for manufacturing services in foreign countries, an increase in restrictions within those countries would increase the cost of doing business. An unexpected increase in our cost of doing business and our inability to arrange for substitute manufacturing would harm our ability to earn revenues.

Furthermore, our licensed products and licensees that we develop in the future may also be subject to additional legislation. License agreements will require that our licensees operate in compliance with all applicable laws and regulations. Our compliance with Federal, State, and local environmental laws and regulations in recent years had no material effect upon our capital expenditures, earnings, or competitive position. We do not anticipate any material capital expenditures for environmental control in either the current or succeeding fiscal years.

Our products will also be subject to the provisions of the Federal Consumer Product Safety Act, the Federal Hazardous Substances Act, as amended, the Federal Flammable Fabrics Act, and the Child Safety Protection Act, and the regulations promulgated thereunder, (collectively, the "Acts"). The Acts enable the Consumer Product Safety Commission (the "CPSC") to protect children from hazardous toys and other articles. The CPSC has the authority to exclude from the market certain consumer products that are found to be hazardous. The CPSC's determination is subject to court review. The CPSC can require the repurchase by the manufacturer of articles which are banned. The Federal Flammable Fabrics Act enables the CPSC to regulate and enforce flammability standards for fabric used in consumer products. Similar laws exist in some states and cities and in various international markets. We will endeavor to design and test our products to ensure compliance with the various federal, state and international requirements which we may be subject to. Any recall of a product could adversely affect our ability to earn revenue. Initially, we will be designing and selling clothing only. Therefore, we do not believe costs associated with compliance with the Acts will be material.

Intellectual Property Rights. Our success depends in part upon our ability to preserve our intellectual property rights we may acquire in the future. Our success will also depend in part on our ability to operate without infringing the proprietary rights of other parties. However, we may rely on certain proprietary technologies, trade secrets, and know-how that are not patentable. We currently own Internet domain name "Togsfortykes.com". Our website is currently being developed. Under current domain name registration practices, no one else can obtain a domain name identical to ours, but someone might obtain a similar name, or the identical name with a different suffix, such as ".org", or with a country designation. The regulation of domain names in the United States and in foreign countries is subject to change, and we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names.

We currently do not have any trademarks by which we can distinguish our brand from others, although we filed a state trademark application for "Togs for Tykes" with the California trademark office in March 2002. If we are granted the California trademark, we will file an application for a federal trademark. We hope to develop and obtain a trademark for our product in the future. Obtaining a trademark will grant us the exclusive right to use or license such trademarks and will substantially assist us in the protection of our brand name and image. Once obtained, we will regard the license to use any trademarks we acquire and any other proprietary rights in and to the trademarks as valuable assets in the marketing of our products and we will actively seek to protect them against infringement. If we establish our brand, we may also create an enforcement program to control the sale of counterfeit products in the United States and in major markets abroad. Any trade names and trademarks developed can be helpful in garnering broad market awareness of our products and will be significant in marketing our products. Therefore, we propose to adopt a policy of vigorous defense of our trademarks against infringement under the laws of the Unite States and other countries.

Our Research and Development. We are not currently conducting any research and development activities except for the development of our website and the design of our products. Other than the development of our website and the design of our first line of products, we do not anticipate conducting any other such activities in the near future.

Employees.  As of April 8, 2002, we had no employees, other than our officers.

Facilities. Our executive, administrative and operating offices are approximately 200 square feet and are located at 1030 Wooster, Suite 4, Los Angeles, California, 90035. Becky Bauer, our president and a member of our Board of Directors, currently provides office space to us at no charge. We do not have a written lease agreement with Ms. Bauer and we believe that she does not expect to be reimbursed for providing office space. Brook Messick, our corporate secretary and a member of our Board of Directors, has agreed to provide storage facilities for our initial inventory. The storage facility is approximately 250 square feet. We do not believe we will enter into a written lease agreement with Ms. Messick. Moreover, we do not believe that Ms. Messick will require us to reimburse her for providing storage facilities. Neither Ms. Bauer nor Ms. Messick is obligated to provide us with space for any particular period of time, or at all.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
-------------------------------------------------------------------------------

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

Liquidity and Capital Resources. Our only assets at December 31, 2001 were prepaid expenses of $5,872. Those prepaid expenses are monies that we advanced to our legal counsel, which were held in their client trust account for legal services to be rendered. Our total assets were approximately $5,872 and our total liabilities were approximately $6,718 as of December 31, 2001. Our total liabilities are $6,718, which Paul Jantzen, one of our shareholders, lent to us for use as working capital. The funds bear no interest and the Mr. Jantzen has agreed to accept to repayment if and when funds are available for reapayment. At December 31, 2001, our liabilities exceeded our assets by $846.

Operating Expenses. For the year ended December 31, 2000, our operating expenses were $0. During the year ended December 31, 2001, our expenses increased to $15,846 due to our increased general, selling and administrative expenses associated with our emphasis on our business direction. From our inception on September 26, 1997, to December 31, 2001, our operating expenses have been $33,046.


Results of Operations. For the fiscal year ended December 31, 2001, we did not realize any revenues from operations. Our net loss from our inception on September 26, 1997 to December 31, 2001 was $33,046. Our net loss for the year ended December 31, 2001 was $15,846. We anticipate that we will begin realizing revenues by fall 2002 as we anticipate that our first line of products will be completed by fall 2002. We are in the process of designing our first line of products but have not made arrangements for the manufacture of our first product line. Our prediction regarding when we will begin realizing revenue is subject to many contingencies, including, but not limited to: unforeseen delays in the design of our first line of products; downturn in economic trends; increased cost of manufacturing; and loss of key management.


Our Plan of Operation for the Next Twelve Months. As of February 6, 2002, we had $2,400 in cash resources. We believe that our current cash resources are sufficient to pay our operating expenses through May 2002. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. Such factors will include those factors discussed in our "Risk Factor" section below in addition to the following factors:

    o General Economic Conditions. We believe that when the economy suffers, discretionary spending suffers as well. In times of poor economic conditions, we will likely sell fewer products which will harm our ability to earn revenues. A lack of revenues will force us to use our resources more quickly than anticipated.
    o Increased Operating Expenses. Our forecast is based on an estimate of our operating expenses. If we are forced to incur unforeseen legal fees, accounting fees, or other unexpected fees or if prices for raw materials rise more quickly than anticipated, our current resources may not be sufficient to cover such increased expenses.
    o Delays in Production. If we are not able to bring our first product line to market as quickly as expected, our ability to earn revenue will be harmed. If we are unable to earn revenues, our current resources will be strained to cover any revenue shortfall.

There may be other unforeseen factors which affect our forecast. We will attempt to anticipate, as best as possible, such factors. Our plan of operation is materially dependent on our ability to complete the development of our website and raise additional capital to market our products by means of our proposed website. We believe that we will need approximately $10,000 to market our products. Within the next twelve months, we must complete the design of our first line of products and complete the development of our website. We believe we need approximately $12,000 to complete the design of our first line of products and the development of our website. We have hired a third party to complete the development of our website. We will need approximately $2,000 to complete our website development. We must also enter into arrangements with manufacturers to manufacture our planned product line. Finally, we must raise additional working capital either through the sale of our capital stock or through loans. There is no guarantee that we will be able to raise additional capital through the sale of our common stock. Moreover, there is no guarantee that we will be able to arrange for loans on favorable terms, or at all.

We will use our current cash resources to pay the following expenses: website development, legal and accounting and initial marketing expenses. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our results of operations and financial condition. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of our stockholders. We cannot guaranty that additional funding will be available on favorable terms. If adequate funds are not available within the next 12 months, we may be required to limit our proposed website development activities or to obtain funds through entering into arrangements with collaborative partners. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for our expenses. Our belief that our officers and directors will pay our expenses is based on the fact that our officers and directors collectively own 4,500,000 shares of our common stock, which equals approximately 81.34% of our total issued and outstanding common stock. We believe that our officers and directors will continue to pay our expenses as long as they maintain their ownership of our common stock. If our officers and directors loan us operating capital, we will either execute promissory notes to repay the funds or issue stock to those officers and directors. We have not formulated specific repayment terms. We will negotiate the specific repayment terms and whether repayment will be in the form of stock when, and if, funds are advanced by any of our officers and directors.

In order to raise additional working capital, we plan on conducting a private placement of 1,000,000 shares of our common stock at a purchase price of $0.05 per share in transactions which we believe will satisfy the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of
Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission.

Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business, specifically the risks inherent in the development of electronic commerce.

Our business is subject to numerous risk factors, including the following:

Our auditors have expressed their doubt about our ability to continue operations as a "going concern." Investors may lose all of their investment if we are unable to continue operations.

We hope to obtain revenues from future product sales, but there is no commitment by any person for purchase of our products. In the absence of significant sales and profits, we may seek to raise additional funds to meet our working capital needs principally through sales of our securities. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us. As a result, our auditors believe that substantial doubt exists about our ability to continue operations. The presence of the "going concern" language in our financial statements may make it more difficult for us to raise working capital. Our inability to raise capital will hinder our ability to expand our operations and earn revenues.

Our success depends on our ability to anticipate and interpret trends in children's apparel.

We believe that our success depends in part on our ability to anticipate, gauge and respond to changing consumer demands and trends in a timely manner. For those products that are "staples" in infant and toddler-aged children's wear, specifically shirts and tops, pants, clothing sets, body suits, sleepers, undergarments and pajamas, we anticipate that we will attempt to reduce the risks of changing fashion trends and product acceptance by holding positions in our inventory to ensure an uninterrupted supply of finished garments and piece goods inventory. We also plan to design our products using basic colors which hold their popularity. We cannot guaranty, however, that we will be successful in this regard. Specifically, clothing trends are subject to rapid change. If our management is not paying attention to the change in trends or if Becky Bauer, our president and designer, designs clothing that does not have mass appeal, our ability to earn revenues will be harmed. Our management must constantly research the trends in children's clothing or risk losing touch with the growing trends. Moreover, the prevailing trends in Southern California may not appeal to a sufficient number of consumers outside Southern California. We must constantly keep abreast of mass trends, even those outside of Southern California or our ability to sell our proposed products to a wide audience will be harmed. If we misjudge the market for our products, we may be faced with a significant amount of unsold finished goods inventory and piece goods inventory, which could hurt our ability to earn revenue.


Competition is strong in the areas of the children's apparel industry in which we intend to operate.

The children's apparel industry is highly competitive and consists of a number of domestic and foreign companies. The apparel industry is also highly fragmented, and is subject to rapidly changing consumer demands and preferences. We believe that our success depends in large part upon our ability to anticipate, gauge and respond to changing consumer demands and children's fashion trends in a timely manner. We also believe that our success will depend on our ability to generate brand awareness. If we do not generate sufficient brand awareness, the appeal of our products will suffer and our ability to earn revenues will be harmed.

The apparel industry requires that a marketer recognize clothing trends and adequately provide products to meet such trends. If we are going to compete, it will have to be in one of the following areas: quality, price, service, style, and with respect to branded product lines, consumer recognition. We intend to focus attention on the issues of brand name recognition and style, and hope to deliver designs that will be popular with parents of infants and toddler-aged children. We plan on competing with our larger and better financed competitors on the basis of style and functionality.

We expect our share of the overall children's wear market will be quite small. This is due to the diverse structure of the market where there is no truly dominant producer of children's garments across all size ranges and garment types. Our online competitors include major department stores and children's retailers, such as Limited Too, Baby GAP, Guess Kids, and smaller designers, such as Anna-Bean and Classy Kid. Among traditional retailers, there are also numerous competitors who either sell or manufacture their own brands or carry well-known brands of children's clothing. For example, competitors in this category include general and specialty retailers such as Old Navy, J.C. Penney, Mervyn's, Sears, and Target Stores, plus Gymboree and Osh Kosh B'Gosh, who sell either their own house brands, such as Arizona, Honors, along with other manufacturers' brands of children's clothing, such as Carter's, Osh Kosh B'Gosh, Healthtex, Winnie the Pooh, Levi's, Baby Lulu, Disney, Cakewalk, Jordan Marie, The Children's Place, Land's End, and Tommy Hilfiger.

If we are unable to compete with the other children's apparel manufacturers, our ability to sell products will be hindered. If consumers do not perceive our products as equivalent to, or better than, our competition, they will purchase our competitors products instead of ours. Our inability to sell our products will hurt our ability to earn revenues. If we are unable to earn revenues, our ability to expand our operations will be harmed. If we cannot expand our operations, the ability to maintain or increase our brand awareness will be harmed and our ability to earn revenues will suffer.

We must establish awareness of our brand among our target customers to promote our products and operate profitably. If we are not able to establish and increase our brand awareness, our ability to earn revenue will be harmed.

We currently do not have any trademarks by which we can distinguish our brand from others. We hope to develop and obtain a trademark for our product in the future. Obtaining a trademark will grant us the exclusive right to use or license such trademarks and will substantially assist us in the protection of our brand name and image. Once obtained, we will regard the license to use our trademarks and any other proprietary rights in and to the trademarks as valuable assets in the marketing of our proposed products, and will actively seek to protect them against infringement. Once our brand is established, we may also create an enforcement program to control the sale of counterfeit products in the United States and in major markets abroad. Our inability to obtain trademarks could reduce the impact of our brand which would result in our decreased ability to earn revenues. Moreover, if we are forced to engage in complicated and expensive litigation to protect any proprietary rights we may have, our working capital will be diverted from business development to litigation expenses. Such diversion of funds will harm our ability to move forward with our business plans which will result in a reduced ability to earn revenues.

If we are not able to raise additional capital to complete development of our website and promote our products, our ability to earn revenue will be severely harmed.

To complete our website development and market our products, we anticipate that we will be required to raise additional funds. We believe that we may be able to acquire additional financing through the sale of our common stock our through loans at commercially reasonable rates. We cannot guaranty that we will be able to obtain additional financing at commercially reasonable rates, or at all. We believe that we will need approximately $2,000 to complete our website development. Our failure to obtain additional financing would significantly limit or eliminate our ability to fund our sales and marketing activities as those activities will initially be conducted via the Internet. Our inability to arrange for additional financing will harm our ability to earn revenues.

We anticipate that we may seek additional funding through public or private sales of our securities, including equity securities, or through commercial or private financing arrangements. However, adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, we may be required to scale back any proposed operations or eliminate certain or all of our marketing programs, either of which could have a material adverse effect on our results of operations.

We will depend on third-party providers to manufacture our proposed products. A disruption or termination of those services coupled with our inability to arrange for alternative sources of such services will significantly harm our ability to earn revenues.

We will be dependent upon various third parties for one or more services required for the promotion, sale, distribution and supply of our proposed products. We anticipate that such services will be provided to our business pursuant to agreements with service providers and will include, but will not be limited to, third-party supply, manufacturing and shipping agreements. Inasmuch as the capacity for certain services by certain third parties may be limited, our inability, for economic or other reasons, to continue to receive services from providers or to obtain similar products or services from additional providers could harm our business in that, without such providers, we will not be able to market and sell our proposed products.

We anticipate that our apparel line will use a variety of raw materials, principally consisting of woven and knitted fabrics and yarns. We anticipate that our manufacturers will purchase the raw materials from third party providers. We cannot guaranty that our manufacturers will avoid difficulty in obtaining raw materials, or that certain suppliers will be able to provide needed items on a timely basis. Difficulties arising from procurement of various raw materials could result in our manufacturers' inability to manufacture our products and, as a result, our inability to market and sell our products and earn revenue.

We do not own any production equipment or facilities. All of our products will be manufactured to our specifications. We may arrange for the manufacture of our products in our outside of the United States. The inability of a manufacturer to ship our products in a timely manner could result in us missing certain retailing seasons and opportunities with respect to some or all of our proposed products. Our dependence on independent contractors includes additional risks, such as limited control over costs and quality standards. The inability of a manufacturer to perform according to our expectations or our inability to maintain good relations with our manufacturers could harm our ability to earn revenues.

We are dependent on the efforts and abilities of certain of our senior management.

The interruption of the services of key management could disrupt our operations, reduce our future profits and hinder our future development, if suitable replacements are not promptly obtained. Specifically, we rely on Becky Bauer, our president and a member of our board of directors, for design services. She has extensive design experience and a loss of her services would harm our ability to continue our design activities. We have not entered into employment agreements with any of our key executives, including Ms. Bauer. We cannot guaranty that each executive will remain with us. In addition, our success depends, in part, upon our ability to attract and retain other talented personnel. Although we believe that our relations with our personnel are good and that we will continue to be successful in attracting and retaining qualified personnel, we cannot guaranty that we will be able to continue to do so. Our officers and directors will hold office until their resignation or removal.

Our officers, directors and principal security holders own approximately 81.34% of our outstanding shares of common stock which has the affect of giving our officers and directors control over matters which require shareholders vote and reduce the ability of minority shareholders to control matters requiring shareholders vote.

Our directors, officers and principal (greater than 5%) security holders, taken as a group, together with their affiliates, beneficially own, in the aggregate, approximately 81.34% of our outstanding shares of common stock. Certain principal security holders are our directors or executive officers. Such concentrated control of us may adversely affect the price of our common stock. These security holders may also be able to exert significant influence, or even control, matters requiring approval by our security holders, including the election of directors, as a result of such ownership. In addition, certain provisions of Nevada law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

We lack a public market for shares of our common stock, which may make it difficult for investors to sell their shares which makes an investment in us illiquid.

There is no public market for shares of our common stock and no assurance can be given that an active public market will develop or be sustained. Therefore, holders of our stock may not be able to find purchasers for their shares of our common stock. Should there develop a significant market for our securities, the market price for those securities may be significantly affected by such factors as our financial results and introduction of new products and services. Factors such as announcements of new or enhanced products by us or our competitors and quarter-to-quarter variations in our results of operations, as well as market conditions in the high technology sector may have a significant impact on the market price of our shares. Further, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many companies and that often has been unrelated or disproportionate to the operating performance of such companies. Investors should not invest in us unless they are prepared to hold onto their securities for a significant period of time.

Item 3. Description of Property.
----------------------------------

Property held by Us. As of the dates specified in the following table, we held the following property in the following amounts:

=================================== =================================
             Property                       February 6, 2002
----------------------------------- ---------------------------------
Cash and equivalents                             $2,400
=================================== =================================

We define cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. We do not presently own any interests in real estate. We do not presently own any inventory or equipment.

Our Facilities. Our executive, administrative and operating offices are located at 1030 Wooster, Suite 4, Los Angeles, California, 90035. Becky Bauer, our president and a member of our Board of Directors, currently provides office space to us at no charge. We do not have a written lease agreement with Ms. Bauer and we believe that she does not expect to be reimbursed for providing office space. Brook Messick, our corporate secretary and a member of our Board of Directors, has agreed to provide storage facilities for our initial inventory. We do not believe we will enter into a written lease agreement with Ms. Messick. Moreover, we do not believe that Ms. Messick will require us to reimburse her for providing storage facilities. Neither Ms. Bauer nor Ms. Messick is obligated to provide us with space for any particular period of time, or at all.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners. Other than directors and officers, there are no beneficial owners of 5% or more of our issued and outstanding common stock.

Security Ownership by Management. The following table specifies the number of shares of common stock owned by our officers and directors.

===================== ====================================== ====================================== ==============================
Title of Class        Name of Beneficial Owner                  Amount of Beneficial Owner                 Percent of Class
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Becky Bauer, president, secretary,               3,000,000 shares                          54.23%
                      director
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock          Brook Messick, secretary, treasurer,             1,500,000 shares                          27.11%
                      director
--------------------- -------------------------------------- -------------------------------------- ------------------------------
Common Stock                                                   All directors and named executive                 81.34%
                                                                      officers as a group
===================== ====================================== ====================================== ==============================

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-----------------------------------------------------------------------

Executive Officers and Directors.

The following table sets forth information regarding our executive officers and directors as well as other key members of our management.

========================= =============== ====================================
Name                           Age        Position
------------------------- --------------- ------------------------------------
Becky Bauer                     35        President and a Director
------------------------- --------------- ------------------------------------
Brook Messick                   32        Secretary, Treasurer and a Director
========================= =============== ====================================

Becky Bauer. Ms. Bauer has been our president and one of our directors since June 2001. Ms. Bauer has over 12 years of experience in the retail and fashion industry and has been involved in all facets of production from inception of design to selling the finished product at trade shows and in house sales. From 1995 to 1997, Ms. Bauer worked as a sales associate for Nordstrom department store in Costa Mesa, California. From 1997 to 2000, Ms. Bauer worked as a store manager and sales representative for Tommy Hilfiger in Beverly Hills, California. Beginning in 1999 and ending in 2000, Ms. Bauer worked for Comptoir Sud Pacifique in Beverly Hills, California. From 2000 to the present, Ms. Bauer has worked as a store manager Liz Lange Maternity in Beverly Hills, California. Ms. Bauer attended Platt College of Graphic Design where she earned an Associate of Arts degree in 1996 with an emphasis on fashion design. Ms. Bauer is not an officer or a director of any reporting company.

Brook Messick. Ms. Messick has been our secretary, treasurer and one of our directors since June 2001. From 1994 to 1996, Ms. Messick worked as a sales consultant for Epicuren in Mission Viejo, California. From 1996 to 1997, Ms. Messick worked as a sales consultant for Eddie Bauer department store. From 1997 to 1998, Ms. Messick worked for Mr. Plant. From 1998 to 2000, Ms. Messick worked for On the Border. From 2000 to present, Ms. Messick has worked for Liz Lange Maternity in Beverly Hills, California. Ms. Messick is not an officer or a director of any reporting company.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Item 6. Executive Compensation.
-------------------------------

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us for the year ended payable to our President and our other executive officers during the year ending December 31, 2002. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

===================================== ======== ============ ============== ===================== =====================
Name and Principal Position            Year      Annual       Bonus ($)        Other Annual           All Other
                                               Salary ($)                    Compensation ($)        Compensation
------------------------------------- -------- ------------ -------------- --------------------- ---------------------
Becky Bauer, President, Director        2002       None          None               None                  None
------------------------------------- -------- ------------ -------------- --------------------- ---------------------
Brook Messick, Secretary,
Treasurer, Director                     2002       None          None               None                  None
===================================== ======== ============ ============== ===================== =====================

Compensation of Directors. Our directors who are also our employees receive no extra compensation for their service on our Board of Directors.

Compensation of Officers. As of April 8, 2002, our officers have received no compensation for their services provided to us.

Employment Contracts. We do not anticipate that we will enter into any employment contracts with any of our employees.

Stock Option Plan. We anticipate that we will adopt a stock option plan, pursuant to which shares of our common stock will be reserved for issuance to satisfy the exercise of options. The stock option plan will be designed to retain qualified and competent officers, employees, and directors. Our Board of Directors, or a committee thereof, shall administer the stock option plan and will be authorized, in its sole and absolute discretion, to grant options thereunder to all of our eligible employees, including officers, and to our directors, whether or not those directors are also our employees. Options will be granted pursuant to the provisions of the stock option plan on such terms, subject to such conditions and at such exercise prices as shall be determined by our Board of Directors. Our stock option plan and the stock option agreements will provide that options granted pursuant to the stock option plan shall not be exercisable after the expiration of ten years from the date of grant.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Conflicts Related to Other Business Activities. The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. Specifically, Becky Bauer, our president and a member of our board of directors, and Brook Messick, our secretary and a member of our board of directors, both work at Liz Lange Maternity. Their responsibilities to Liz Lange Maternity may interfere with their responsibilities to us as they may be forced to spend less time on our business if they are forced to devote more time to Liz Lange Maternity.

We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on our behalf or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to us.

Related Party Transactions. There have been no related party transactions, except for the following:

Becky Bauer, our president and a member of our board of directors, currently provides office space to us at no charge. We do not have a written lease agreement with Ms. Bauer. We do not believe that she will require that we reimburse her for providing office space.

Brook Messick, our corporate secretary and a member of our board of directors, has agreed to provide storage facilities for our initial inventory. We do not believe we will enter into a written lease agreement with Ms. Messick. Moreover, we do not believe that Ms. Messick will require us to reimburse her for providing storage facilities.

Paul Jantzen, our shareholder, lent us $6,718 to use as working capital. The funds bear no interest and the stockholder has agreed to accept repayment if and when funds are available for repayment.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

    o    disclosing such transactions in prospectuses where required;
    o disclosing in any and all filings with the Securities and Exchange Commission, where required;
    o    obtaining disinterested directors consent; and
    o    obtaining shareholder consent where required.

Item 8.  Description of Securities.
------------------------------------


Common Stock. Our authorized capital stock consists of 20,000,000 shares of $.001 par value common stock, of which 5,532,000 were issued and outstanding as of April 8, 2002. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock. Our authorized capital stock also consists of 5,000,000 shares of $.001 par value preferred stock, of which no such shares are issued and outstanding as of April 8, 2002.


Stock Split. On December 26, 2001, our Board of Directors authorized a forward split of 3 to 1. Prior to the split, 1,844,000 shares of our common stock were issued and outstanding. After the split, 5,532,000 shares of our common stock were issued and outstanding. Our board of directors authorized the forward split at that time because we plan on conducting a private placement of 1,000,000 shares of our common stock at a purchase price of $0.05 per share. Our board of directors believed it was in the best interest of our current shareholders to increase the number of issued and outstanding shares prior to the offering.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
-----------------------------------------------------------------------------

Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

We will be a reporting company pursuant to the Securities and Exchange Act of 1934 following the expiration of 60 days after the filing of this Registration Statement on Form 10-SB. As such, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The public may read and copy any materials filed with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. There are no outstanding shares of our common stock that we have agreed to register under the Securities Act for sale by security holders. The approximate number of holders of record of shares of our common stock is twenty-nine (29).

There have been no cash dividends declared on our common stock. Dividends are declared at the sole discretion of our Board of Directors.

On December 26, 2001, our Board of Directors authorized a forward split of 3 to 1.

Penny Stock Regulation. Shares of our common stock will probably be subject to rules adopted the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

    o a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
    o a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;
    o a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
    o    a toll-free telephone number for inquiries on disciplinary actions;
    o definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
    o such other information and is in such form (including language, type, size and format), as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

    o    the bid and offer quotations for the penny stock;
    o the compensation of the broker-dealer and its salesperson in the transaction;
    o the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
    o monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Item 2.  Legal Proceedings.
----------------------------

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.
--------------------------------------------------

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On June 30, 2001, we issued 1,000,000 shares of our common stock to Becky Bauer, our president and one of our directors, and 500,000 shares of our common stock to Brook Messick, our secretary, treasurer and one of our directors, in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of
Section 4(2) of that act. The shares were issued in exchange for services provided to us, which included the development of our new business plan and the design of our first line of clothing products. We valued the services at $15,000.

Item  5. Indemnification of Directors and Officers.
---------------------------------------------------

Article VI of our Articles of Incorporation provides, among other things, that our officers or directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability

    o for any breach of such director's duty of loyalty to us or our security holders;
    o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
    o for unlawful payments of dividends or unlawful stock purchase or redemption by the corporation; or
    o for any transaction from which such officer or director derived any improper personal benefit.

Accordingly, our officers or directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act or omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Indemnification Agreements. We anticipate that we will enter into indemnification agreements with each of our executive officers pursuant to which we will agree to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our officer or director or employee. In order to be entitled to indemnification by us, such person must have acted in good faith and in a manner such person believed to be in our best interests and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a) Index to Financial Statements.                                   Page
----------------------------------

1        Independent Auditor's Report                                F-1

2        Audited Balance Sheet                                       F-2
         as of December 31, 2001

3        Audited Statement of Operations                             F-3
         for the Years Ended December 31, 2001 and 2000

4        Audited Statements of Stockholders'                         F-4
         Deficit as of December 31, 2001

5        Audited Statements of Cash Flows                            F-5
         for the Years Ended December 31, 2001 and 2000

6        Notes to Financial Statements                          F-6 through F-9

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000






                                    CONTENTS

                                                                         Page
                                                                        ------

Independent Auditors' Report                                               1

Financial Statements:
  Balance Sheet                                                            2
  Statements of Operations                                                 3
  Statements of Stockholders' Deficit                                      4
  Statements of Cash Flows                                                 5
  Notes to Financial Statements                                           6-9


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Togs for Tykes, Inc.
Los Angeles, California


We have audited the accompanying balance sheet of Togs for Tykes, Inc. (A Development Stage Company) as of December 31, 2001 and the related statements of operations, stockholders' deficit and cash flows for the two year period then ended and for the period from September 26, 1997 (inception) to December 31, 2001. These financials statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Togs for Tykes, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the two year period then ended and for the period from September 26, 1997 (inception) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the accompanying financial statements, the Company has no established source of revenue, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also discussed in Note
1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Stonefield Josephson, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
January 15, 2002

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        BALANCE SHEET - DECEMBER 31, 2001



                                     ASSETS
Current assets -
  prepaid expenses                                                                     $       5,872
                                                                                       =============



                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities -
   due to stockholder                                                                  $       6,718

Stockholders' deficit:
  Preferred stock, $0.001 par value; 5,000,000 shares
    authorized, none issued                                        $           -
  Common stock, $0.001 par value; 20,000,000 shares
    authorized; 5,532,000 shares issued and outstanding                    5,532
  Additional paid-in-capital                                              26,368
  Deficit accumulated during the development stage                       (33,046)
                                                                   -------------

          Total stockholders' deficit                                                           (846)
                                                                                       -------------

                                                                                       $       5,872
                                                                                       =============








See accompanying independent auditors' report and notes to financial statements.

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS



                                                                                                   Period from
                                                                                                September 26, 1997
                                                                   Year ended December 31,       (inception) to
                                                                     2001            2000        December 31, 2001
                                                                ------------      -----------    -----------------
Revenue                                                        $           -     $           -      $            -

General, selling and administrative expenses                          15,846                 -              33,046
                                                               -------------     -------------      --------------

Loss before taxes                                                    (15,846)                -             (33,046)

Provision for income taxes                                                 -                 -                   -
                                                               -------------     -------------      --------------

Net loss                                                       $     (15,846)    $           -      $      (33,046)
                                                               =============     =============      ==============

Net loss per common share - basic and diluted                  $       (0.01)    $           -      $        (0.02)
                                                               =============     =============      ==============

Weighted average number of common shares
  outstanding - basic and diluted                                  3,282,000         1,032,000           1,532,199
                                                               =============     =============      ==============




See accompanying independent auditors' report and notes to financial statements.

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       STATEMENT OF STOCKHOLDERS' DEFICIT


                                                                                             Deficit
                                                                                           accumulated
                                                Common stock              Additional          during            Total
                                       ------------------------------      paid-in          development     stockholders'
                                             Shares        Amount          capital            stage            deficit
                                       --------------  --------------   ---------------   ---------------  --------------
Balance at September 26, 1997                       -  $            -   $             -   $             -  $            -
Issuance of shares for cash and
 services:
  November 11, 1997 at $0.017                 900,000             900            14,100                 -          15,000
  November 24, 1997 at $0.017                 132,000             132             2,068                 -           2,200

Net loss                                            -               -                 -           (17,200)        (17,200)
                                       --------------  --------------   ---------------   ---------------  --------------

Balance at December 31, 1997                1,032,000           1,032            16,168           (17,200)              -

Net loss                                            -               -                 -                 -               -
                                       --------------  --------------   ---------------   ---------------  --------------

Balance at December 31, 1998                1,032,000           1,032            16,168           (17,200)              -

Net loss                                            -               -                 -                 -               -
                                       --------------  --------------   ---------------   ---------------  --------------

Balance at December 31, 1999                1,032,000           1,032            16,168           (17,200)              -

Net loss                                            -               -                 -                 -               -
                                       --------------  --------------   ---------------   ---------------  --------------

Balance at December 31, 2000                1,032,000           1,032            16,168           (17,200)              -

Issuance of shares for services
  June 30, 2001 at $0.003                   4,500,000           4,500            10,500                 -          15,000

Net loss                                            -               -                 -           (15,846)        (15,846)
                                       --------------  --------------   ---------------   ---------------  --------------

Balance at December 31, 2001                5,532,000  $        5,532   $        26,668   $       (33,046) $         (846)
                                       ==============  ==============   ===============   ===============  ==============




See accompanying independent auditors' report and notes to financial statements.

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS



                                                                                                     Period from
                                                                                                 September 26, 1997
                                                                   Year ended December 31,         (inception) to
                                                                     2001            2000         December 31, 2001
                                                                ------------      -----------     -----------------
Cash flows provided by (used for) operating activities:
  Net loss                                                      $     (15,846)    $           -   $       (33,046)

  Adjustments to reconcile net loss to net
    cash provided by operating activities:
      Shares issued for services                                       15,000                 -            29,700
      Increase in prepaid expenses                                     (5,872)                -            (5,872)
                                                                -------------     -------------   ---------------

          Net cash used in operating activities                        (6,718)                -            (9,218)
                                                                -------------     -------------   ---------------

Cash flows provided by financing activities:
  Advances from stockholder                                             6,718                 -             6,718
  Issuance of common stock for cash                                         -                 -             2,500
                                                                -------------     -------------   ---------------

          Net cash provided by financing activities                     6,718                 -             9,218
                                                                -------------     -------------   ---------------

Net increase in cash and cash equivalents                                   -                 -                 -
Cash and cash equivalents, beginning of period                              -                 -                 -
                                                                -------------     -------------   ---------------

Cash and cash equivalents, end of period                        $           -     $           -   $             -
                                                                =============     =============   ===============

Supplemental disclosure of cash flow information:
  Interest                                                      $           -     $           -   $             -
                                                                =============     =============   ===============
  Income taxes                                                  $           -     $           -   $             -
                                                                =============     =============   ===============

Supplemental disclosure of non-cash investing and
 financing transactions -
  See Note 3 - Stockholders' Equity.




See accompanying independent auditors' report and notes to financial statements.

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000



(1)      Summary of Significant Accounting Policies:

         Nature of Operations:

                  Togs for Tykes, Inc. (the "Company") is currently a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7. The Company was incorporated under the laws of the State of Nevada on September 26, 1997. In 2001, the Board of Directors approved the change of the Company's name from Aztec Ventures, Inc. to Togs for Tykes, Inc. Management is currently developing a business plan to design and market children's clothing.

         Basis of Presentation:

                  The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has no established source of revenue. This matter raises substantial doubt about the Company's ability to continue as a going concern. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

                  Management plans to take the following steps that it believes will be sufficient to provide the Company with the ability to continue in existence:

                  o The Company intends to conduct a private placement of 1,000,000 shares of our common stock at a purchase price of $0.10 per share in transactions which we believe satisfy the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. The Company believes that it will be able to sell a sufficient number of shares to pay the Company's expenses for the next twenty-four months.

                  o The Company believes that its officers and directors will assist the Company in paying its expenses in the short term should the Company's cash resources fall short. That is based on the fact that the Company's officers and directors collectively own 4,500,000 shares of the Company's common stock, which equals approximately 81.34% of the Company's issued and outstanding common stock. The Company believes that its officers and directors will continue to pay the Company's expenses as long as they maintain their significant ownership of the Company's common stock.

                  o The Company is developing its line of children's clothing and anticipates that its line will be available for sale by fall 2002. Therefore, the Company believes that it will generate revenues from the sale of that line of clothing in fall 2002.



See accompanying independent auditors' report.

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     YEARS ENDED DECEMBER 31, 2001 AND 2000



(1)      Summary of Significant Accounting Policies, Continued:

         Use of Estimates:

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents:

                  The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

         Loss Per Share:

                  In accordance with SFAS No. 128, "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company has no potentially dilutive securities.

         Comprehensive Income:

                  SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive income and its components in the financial statements. As of December 31, 2001 and 2000, the Company has no items that represent other comprehensive income and, therefore, has not included a schedule of comprehensive income in the consolidated financial statements.

         New Accounting Pronouncements:

                  In July 2001, the FASB issued SFAS No. 141 "Business Combinations." SFAS No. 141 supersedes Accounting Principles Board ("APB") No. 16 and requires that any business combinations initiated after June 30, 2001 be accounted for as a purchase; therefore, eliminating the pooling-of-interest method defined in APB 16. The statement is effective for any business combination initiated after June 30, 2001 and shall apply to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations since the Company has not participated in such activities covered under this pronouncement.



See accompanying independent auditors' report.

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     YEARS ENDED DECEMBER 31, 2001 AND 2000



(1)      Summary of Significant Accounting Policies, Continued:

         New Accounting Pronouncements, Continued:

                  In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles." SFAS No. 142 addresses the initial recognition, measurement and amortization of intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) and addresses the amortization provisions for excess cost over fair value of net assets acquired or intangibles acquired in a business combination. The statement is effective for fiscal years beginning after December 15, 2001, and is effective July 1, 2001 for any intangibles acquired in a business combination initiated after June 30, 2001. The Company is evaluating any accounting effect, if any, arising from the recently issued SFAS No. 142, "Goodwill and Other Intangibles" on the Company's financial position or results of operations.

                  In October 2001, the FASB recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires companies to record the fair value of a liability for asset retirement obligations in the period in which they are incurred. The statement applies to a company's legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, and development or through the normal operation of a long-lived asset. When a liability is initially recorded, the company would capitalize the cost, thereby increasing the carrying amount of the related asset. The capitalized asset retirement cost is depreciated over the life of the respective asset while the liability is accreted to its present value. Upon settlement of the liability, the obligation is settled at its recorded amount or the company incurs a gain or loss. The statement is effective for fiscal years beginning after June 30, 2002. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

                  In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets. The statement provides a single accounting model for long-lived assets to be disposed of. New criteria must be met to classify the asset as an asset held-for-sale. This statement also focuses on reporting the effects of a disposal of a segment of a business. This statement is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.


(2)      Related Party Transactions:

         Office and Administrative Expenses
         ----------------------------------

         The Company neither owns nor leases any real or personal property. A stockholder provides office services without charge. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein.



See accompanying independent auditors' report.

                              TOGS FOR TYKES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                     YEARS ENDED DECEMBER 31, 2001 AND 2000




(2)      Related Party Transactions, Continued:

         Due to Stockholder
         ------------------

         A stockholder of the Company has advanced non-interest bearing funds for the Company to use for financing short-term working capital.


(3)      Stockholders' Equity

         The aggregate number of stock that the Company has authority to issue is 25,000,000 shares, of which 20,000,000 shares shall be common stock at a par value of $0.001 and 5,000,000 shares shall be preferred stock at a par value of $0.001.

         The Board of Directors shall have the authority from time to time to divide the preferred shares into series and to fix by resolution the voting powers, designation, preferences, and relative participating, and other special rights, qualifications, limitations or restrictions of the shares of any series established. As December 31, 2001, the Board of Directors has not established any series of preferred shares.

         On November 11, 1997, the Company sold 900,000 shares of the Company's common stock, which was valued at $15,000, to the officers and directors for $300. In connection with this sale the Company recognized a compensation expense of $14,700. Also, during November 1997, the Company completed a private placement selling 132,000 shares of the Company's common stock for $2,200.

         In June 2001, the Company issued 1,500,000 shares of its common stock, which was valued at $15,000, to officers and directors for services. In connection with this issuance the Company recognized compensation expense of $15,000.

         In December 2001, the Board of Directors authorized a forward stock split of the Company's common stock 3:1, thus increasing the number of issued and outstanding shares of the Company's common stock from 1,844,000 to 5,532,000. All applicable share and per share data presented have been adjusted for the stock split.




                 See accompanying independent auditors' report.

                                    PART III

Item 1.  Index to Exhibits
--------------------------

Exhibits.
---------

Copies of the following documents are filed with this Registration Statement on Form 10-SB, as exhibits:

3.1      Articles of Incorporation *                           E-1 through E-3

3.2      Certificate of Amendment of Articles of
         Incorporation *                                               E-4

3.3      Bylaws *                                              E-5 through E-11

* Filed as an attachment to the original Form 10-SB filed on February 8, 2002

                                   SIGNATURES

         In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, we have duly caused this Registration Statement on Form 10-SB to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, California, on April 8, 2002.

                                           Togs for Tykes, Inc.,
                                           a Nevada corporation


                                           By:   /s/ Becky Bauer
                                                 ------------------------------
                                                 Becky Bauer
                                           Its:  President and Director